Points International Reports Second Quarter 2019 Results and
Increases Full Year Outlook

- Reports Record Quarterly Revenue, Gross Profit and Adjusted EBITDA -
- Progress Across Numerous Long Term Strategic Initiatives -

TORONTO – August 1, 2019 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the second quarter ended June 30, 2019.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete second quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

Second Quarter 2019 Financial Highlights (vs. Q2 2018)

  Total revenue increased to a record $100.2 million compared to $97.9 million.

  Gross profit1 increased 49% to $20.5 million compared to $13.7 million. Excluding the benefit of an approximate $6.0 million tax rebate that was confirmed in the second quarter for claims related to prior periods, gross profit was up 5% to $14.4 million, a quarterly record.

  Net income increased to $6.3 million or $0.45 per diluted share, compared to $1.8 million or $0.12 per diluted share. Excluding the impact of the aforementioned tax rebate related to prior periods, net income was flat compared to the prior year.

  Adjusted EBITDA2 increased 13% to a record $5.2 million compared to $4.6 million.

Recent Operational Highlights

  Launched a new Accelerator service (LCR) with Emirates Airlines.

  Launched, via Platform Partners, the integration between Hilton and Lyft to power the new relationship that sees users link accounts in order to earn points on each ride.

  Entered into multi-year partnership with Home Chef; starting with the United Airlines MileagePlus program, members will now earn frequent flyer miles when they sign up and make Home Chef purchases.

  Added Wyndham Hotel rewards to the Marathon Fuel, Platform Partners offering.

  Initiated deployment work to add Redemptions to an existing Points Travel partnership, targeted for a Q3 launch.

_________________________________________________
1 Gross profit is defined as total revenue less the direct cost of revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs and equity-settled share-based compensation and other one-time costs or benefits such as a tax rebate related to prior periods) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

  Commenced regional Singapore office activities, including initial personnel decisions to capitalize on growth opportunities in the APAC region.

Management Commentary

“We are very pleased to report a record second quarter across all our key operating metrics - gross profit and adjusted EBITDA,” said CEO Rob MacLean. “As we continue to benefit from our investment in and focus on enhanced, data-led marketing initiatives, we have driven solid results which have mitigated the headwinds we faced to start the year. Building on this momentum, we are now well placed to continue executing on our other two key strategic drivers in the second half and we’re excited about both new partnerships launching as well as meaningful service additions to current ones.

“Along with entering new industry verticals, and increased focus on corporate development, our other key growth accelerant is to expand our geographical footprint to more efficiently close and service international partners. During the second quarter, we laid the groundwork to officially launch operations in Singapore with several new personnel. Although it is still early and we are in the process of ramping, we expect this new regional presence to build upon our momentum with new client wins and expanded engagements with current APAC partners.

“Given our strong performance during the second quarter, the ongoing success of current partnerships, and our pipeline expectations heading into the back half of the year, we are increasing our 2019 outlook. We now expect gross profit to range between $58.5 million to $64.5 million, with adjusted EBITDA ranging between $20.5 million to $23.5 million. With the momentum and strong performance in our underlying business, we are all-the-more confident in achieving our long-term financial goals set for 2022.”

Second Quarter 2019 Financial Results

Total revenue in the second quarter of 2019 increased 2% to $100.2 million compared to $97.9 million in the prior year quarter. Principal revenue increased 3% to $94.3 million compared to $91.4 million, and other partner revenue was $5.9 million compared to $6.5 million.

Gross profit in the second quarter increased 49% to $20.5 million compared to $13.7 million in the prior year quarter. Excluding the benefit of a $6.0 million tax rebate that was confirmed in the second quarter for claims related to prior periods, gross profit was $14.4 million, an increase of 5% over the prior year quarter. The increase was primarily driven by continued strong performance in the LCR segment, along with improvements in the Points Travel segment.

Adjusted operating expenses3 in the second quarter of 2019 were $9.4 million compared to $9.2 million in the prior year quarter.

Net income increased to $6.3 million or $0.45 per diluted share, compared to $1.8 million or $0.12 per diluted share in the prior year quarter. The improvement was a result of the aforementioned benefit from a tax rebate related to prior periods.

Adjusted EBITDA in the second quarter increased 13% to $5.2 million compared to $4.6 million in the prior year quarter. This does not include the benefit from the prior periods tax rebate. Effective margin, which is defined as adjusted EBITDA as a percentage of gross profit, was 25.7% compared to 33.9% from the prior year period.

_________________________________________________
3 Adjusted operating expenses consist of employment expenses excluding equity-settled share-based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

Excluding the impact of the tax rebate related to prior periods, effective margin increased 250 basis points to 36.4% .

At June 30, 2019, total funds available, comprised of cash and cash equivalents together with restricted cash and funds receivable from payment processors, was $67.6 million compared to $83.1 million at December 31, 2018. The decrease is primarily a result of timing of partner sales and promotions. The company remains debt free.

During the second quarter, Points repurchased for cancellation approximately 233,000 common shares at an average price of $12.28 per share through its Automatic Share Purchase Plan in conjunction with its Normal

Course Issuer Bid (“NCIB”).

Increased 2019 Outlook

Points has increased its 2019 outlook and now expects gross profit to range between $58.5 million and $64.5 million (previously $56.5 million to $62.5 million), reflecting approximately 9% to 20% growth compared to 2018. Points also now expects adjusted EBITDA to range between $20.5 million and $23.5 million (previously $19.5 million to $22.5 million), reflecting approximately 10% to 26% growth from 2018.

Points Announces Renewal of Share Repurchase

Points also announced today that the board of directors has approved a normal course issuer bid to repurchase up to 5% of its issued and outstanding common shares (the “Repurchase”), and that it intends to enter into an automatic share purchase plan with a broker in order to facilitate the Repurchase.

The Repurchase is subject to approval by the TSX, and is expected to commence on August 14, 2019. Points’ previous normal course issuer bid commenced on August 14, 2018 and will terminate on August 13, 2019.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its second quarter 2019 results, followed by a question-and-answer session.

Date: Thursday, August 1, 2019
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-855-327-6837
International dial-in number: 1-631-891-4304
Conference ID: 10007319

Please call the conference telephone number 5-10 minutes prior to the start time, and an operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through August 15, 2019.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 10007319

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement.

The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto, with offices in San Francisco, London and Singapore.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, targeted launch of redemptions to an existing Points Travel partnership, expected benefits of our new regional presence in APAC, our ability to deliver on our long-term goals for 2022, our core growth strategies, our guidance for 2019 with respect to gross profit and adjusted EBITDA, and receipt of funds for tax rebates. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and products and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company’s underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company’s performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach
Gateway Investor Relations
1-949-574-3860
IR@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information[1]

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2019	June 30, 2018

Total Revenue	$100,230	$97,859
Direct cost of revenue	79,778	84,158
Gross Profit	$20,452	$13,701
Gross Margin	20%	14%

[1] Gross Profit is defined as total revenues less the direct cost of revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Gross Profit to Contribution [2]

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2019	June 30, 2018

Gross Profit	$20,452	$13,701
Less:
Direct adjusted operating expenses [3]	6,072	5,737
Contribution	$14,380	$7,964

[2] Contribution is defined as Gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.
[3] Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Contribution by Line of Business

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2019	June 30, 2018

Loyalty Currency Retailing
Revenue	$97,784	$95,506
Gross Profit	18,203	11,508
Direct adjusted operating expenses	3,326	3,366
Contribution	$14,877	$8,142

Platform Partners
Revenue	$1,901	$1,906
Gross Profit	1,704	1,770
Direct adjusted operating expenses	981	982
Contribution	$723	$788

Points Travel
Revenue	$545	$447
Gross Profit	545	423
Direct adjusted operating expenses	1,765	1,389
Contribution	$(1,220)	$(966)

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconcilation of Net Income to Adjusted EBITDA [4]

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2019	June 30, 2018

Net Income	$6,276	$1,812
Income tax expense	2,325	684
Finance costs	36	-
Depreciation and amortization	1,126	900
Foreign exchange loss	398	85
Equity-settled share-based payment expense	1,112	1,168
Prior years tax rebate, net of fees	(6,027)	-
Adjusted EBITDA	$5,246	$4,649

[4] Adjusted EBITDA (Earnings before income tax expense, finance costs, depreciation and amortization, foreign exchange, equity-settled share-based payment expense and other one-time costs or benefits such as a tax rebate related to prior periods) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses [5]

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2019	June 30, 2018

Total Operating Expenses	$12,072	$11,332
Subtract (add):
Depreciation and amortization	1,126	900
Foreign exchange loss	398	85
Equity-settled share-based payment expense	1,112	1,168
Adjusted Operating Expenses	$9,436	$9,179

[5] Adjusted operating expenses consists of employment expenses excluding equity-settled share-based payment expense, marketing & communications, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

	June 30,	December 31,
As at	2019	2018[6]

ASSETS
Current assets
Cash and cash equivalents	$58,301	$69,131
Restricted cash	-	500
Funds receivable from payment processors	9,256	13,512
Accounts receivable	18,707	9,318
Prepaid taxes	202	383
Prepaid expenses and other assets	3,452	3,618
Total current assets	$89,918	$96,462

Non-current assets
Property and equipment	2,441	2,351
Right-of-use assets	3,610	-
Intangible assets	13,379	13,952
Goodwill	7,130	7,130
Deferred tax assets	2,370	2,645
Total non-current assets	$28,930	$26,078
Total assets	$118,848	$122,540

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$10,478	$9,489
Income taxes payable	1,270	117
Payable to loyalty program partners	59,379	69,749
Current portion of lease liabilities	1,260	-
Current portion of other liabilities	801	1,680
Total current liabilities	$73,188	$81,035

Non-current liabilities
Lease liabilities	2,844	-
Other liabilities	87	495
Deferred tax liabilities	403	-
Total non-current liabilities	$3,334	$495
Total liabilities	$76,522	$81,530

SHAREHOLDERS’ EQUITY
Share capital	52,057	53,886
Contributed surplus	-	4,446
Accumulated other comprehensive income (loss)	28	(646)
Accumulated deficit	(9,759)	(16,676)
Total shareholders’ equity	$42,326	$41,010
Total liabilities and shareholders’ equity	$118,848	$122,540

[6] The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018[7]	June 30, 2019	June 30, 2018[7]

REVENUE
Principal	$94,289	$91,398	$184,295	$174,705
Other partner revenue	5,941	6,461	11,878	12,264
Total Revenue	100,230	97,859	196,173	186,969
Direct cost of revenue	79,778	84,158	162,355	159,752
Gross Profit	$20,452	$13,701	$33,818	$27,217

OPERATING EXPENSES
Employment costs	7,567	7,050	15,203	13,764
Marketing and communications	429	385	808	788
Technology services	659	552	1,276	1,047
Depreciation and amortization	1,126	900	2,268	1,766
Foreign exchange loss (gain)	398	85	154	(73)
Other operating expenses	1,893	2,360	3,473	4,513
Total Operating Expenses	$12,072	$11,332	$23,182	$21,805

Finance income	(257)	(127)	(519)	(204)
Finance costs	36	-	112	-

INCOME BEFORE INCOME TAXES	$8,601	$2,496	$11,043	$5,616

Income tax expense	2,325	684	3,010	1,546
NET INCOME	$6,276	$1,812	$8,033	$4,070

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivative designated as cash flow hedges	246	(320)	484	(750)
Income tax effect	(65)	85	(128)	198
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges	159	(150)	408	(321)
Income tax effect	(42)	40	(108)	85

Foreign currency translation adjustment	(6)	-	18	-
Other comprehensive income (loss) for the period, net of income tax	$292	$(345)	$674	$(788)

TOTAL COMPREHENSIVE INCOME	$6,568	$1,467	$8,707	$3,282

EARNINGS PER SHARE
Basic earnings per share	$0.46	$0.12	$0.58	$0.28
Diluted earnings per share	$0.45	$0.12	$0.57	$0.28

[7] The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars				Accumulated
except number of shares				other		Total
(Unaudited)			Contributed	comprehensive	Accumulated	shareholders’
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income	-	-	-	-	8,033	8,033
Other comprehensive income, net of tax	-	-	-	674	-	674
Total comprehensive income	-	-	-	674	8,033	8,707
Effect of share option compensation plan	-	-	282	-	-	282
Effect of RSU compensation plan	-	-	2,047	-	-	2,047
Share issuances – options exercised	2,338	28	(7)	-	-	21
Settlement of RSUs	-	1,348	(4,317)	-	-	(2,969)
Shares purchased and held in trust	-	(1,460)	-	-	-	(1,460)
Shares repurchased and cancelled	(452,189)	(1,745)	(2,451)	-	(1,116)	(5,312)
Balance at June 30, 2019	13,662,013	$52,057	$-	$28	$(9,759)	$42,326

Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income	-	-	-	-	4,070	4,070
Other comprehensive loss, net of tax	-	-	-	(788)	-	(788)
Total comprehensive income	-	-	-	(788)	4,070	3,282
Effect of share option compensation plan	-	-	36	-	-	36
Effect of RSU compensation plan	-	-	2,107	-	-	2,107
Share issuances - options exercised	74,966	1,041	(690)	-	-	351
Settlement of RSUs	-	1,244	(3,780)	-	-	(2,536)
Shares purchased and held in trust	-	(2,956)	-	-	-	(2,956)
Shares repurchased and cancelled	(418,556)	(1,633)	(4,168)	-	-	(5,801)
Balance at June 30, 2018	14,217,860	$54,090	$4,152	$(414)	$(20,398)	$37,430

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018[8]	June 30, 2019	June 30, 2018[8]

Cash flows from operating activities
Net income for the period	$6,276	$1,812	$8,033	$4,070
Adjustments for:
Depreciation of property and equipment	290	247	578	468
Depreciation of right-of-use assets	295	-	578	-
Amortization of intangible assets	541	653	1,112	1,298
Unrealized foreign exchange (gain) loss	51	(851)	(72)	(431)
Equity-settled share-based payment transactions	1,112	1,168	2,329	2,143
Finance costs	36	-	112	-
Deferred income tax expense (recovery)	332	(177)	442	(371)
Unrealized net gain (loss) on derivative contracts designated as cash flow hedges	405	(470)	892	(1,071)
Changes in non-cash balances related to operations	(14,898)	3,852	(13,427)	12,669
Interest paid	(36)	-	(112)	-
Net cash provided by (used in) operating activities	$(5,596)	$6,234	$465	$18,775

Cash flows from investing activities
Acquisition of property and equipment	(148)	(424)	(668)	(738)
Additions to intangible assets	(252)	(226)	(539)	(523)
Net cash used in investing activities	$(400)	$(650)	$(1,207)	$(1,261)

Cash flows from financing activities
Payment of lease liabilities	(246)	-	(458)	-
Proceeds from exercise of share options	-	351	21	351
Shares repurchased and cancelled	(2,856)	(4,357)	(5,312)	(5,801)
Purchase of share capital held in trust	(861)	(152)	(1,460)	(2,956)
Taxes paid on net settlement of RSUs	(4)	(2,536)	(2,969)	(2,536)
Net cash used in financing activities	$(3,967)	$(6,694)	$(10,178)	$(10,942)

Effect of exchange rate fluctuations on cash held	(57)	851	90	431

Net increase (decrease) in cash and cash equivalents	$(10,020)	$(259)	$(10,830)	$7,003
Cash and cash equivalents at beginning of the period	$68,321	$70,776	$69,131	$63,514
Cash and cash equivalents at end of the period	$58,301	$70,517	$58,301	$70,517

Interest Received	$248	$86	$510	$146
Taxes Received	$-	$110	$-	$110
Taxes Paid	$(572)	$(554)	$(1,186)	$(1,681)

Amounts received and paid for interest and taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

(8) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated.